American Lorain Corporation
Beihuan Road
Junan County
Shandong, China 276600
Tel: (+86) 539-7318818
August 6, 2008

VIA EDGAR AND FEDERAL EXPRESS
Ms. Anne Nguyen Parker
Legal Branch Chief
Division of Corporation Finance
Mail Stop 7010
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:

American Lorain Corporation
Amendment No. 3 to Registration Statement on Form S-1
Filed May 15, 2008
File No. 333-145260

Dear Ms. Parker:

On behalf of American Lorain Corporation ("we" or the "Company"), we respond as follows to the Staff’s comment letter dated June 6, 2008 relating to the above-captioned amended registration statement on Form S-1. Captions and page references herein correspond to those set forth in the amended registration statement (the "prospectus"), unless otherwise specified. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

General

1.

We note your response to our prior comment 2 and that you have filed your Form 10-Q for the quarter ended March 31, 2008. Please update your Form S-1 to include your interim financial information and as otherwise necessary to reflect current information. Please ensure that all information in your filing is updated, such as the disclosure in the risk factor "We may be unable to manage future rapid growth."

We have included our interim financial information for the quarter ended March 31, 2008 in the prospectus and have otherwise updated the prospectus as necessary to reflect such information, including the risk factors.

2.

We note your response to our prior comment 3 and the risk factor that you added entitled "We do not have any independent directors and may be unable to appoint any in the short term," on page 11. It appears that the risk factor repeats information regarding Mr. Chen’s ability to approve related party transactions. You should delete any redundant disclosure. In addition, expand your discussion to address Mr. Chen’s ability to approve his own compensation.

On August 1, 2008, our Board of Directors increased the number of members of our Board from one to five and elected four new directors, including three independent directors. In addition, on August 1, 2008, our Board of Directors established an Audit Committee, Compensation Committee and Nominating Committee, each of which consists of the three newly elected independent directors. Consequently, we have deleted the risk factor entitled "We do not have any independent directors and may be unable to appoint any in the short term." In addition, we have revised the disclosure on pages 26, 57, 58 and 78 of the prospectus to reflect the election of these directors.

3.

We note your response to our prior comment 7, and your long term plans to expand into the US. Please discuss these expansion plans elsewhere in your prospectus as appropriate.

We have disclosed our long-term plan to expand into the U.S. on pages 2, 6, 42 and 43 of the prospectus.

The Company, page 2

4.

We note your response to our prior comment 8 and reissue it in part. It is not clear from the chart the ownership of Junan Hongrun. It appears that it is owned by both International Holding Inc. and Beijing Lorain. Add a footnote to the chart in each place that it appears in the prospectus that explains that Junan Hongrun owns 70% of Beijing Lorain, or revise the chart to display Beijing Lorain below Junan Hongrun to signify which party owns the other.

We have revised the chart on page 2 of the prospectus to properly reflect the ownership of Junan Hongrun. Junan Hongrun is 100% owned by International Lorain Holding. Junan Hongrun owns 70% of Beijing Lorain.

Risk Factors, page 5

"We are subject to credit risk in respect of account receivables," page 10

5.

Please explain this statement (emphasis added) and the one immediately preceding: "Our third party trade receivables increased materially during year 2007 to $6,322,476 compared to $11,805,231 during 2006 due to increased sales." In addition, expand this risk factor to discuss the payment delays of your creditors notwithstanding your shortened credit terms, as well as the "procrastinated payments" of some of your large customers and how you have been affected by these, as disclosed on page 32.

We have replaced the above-quoted statement with the following statement:

"For the three months ended March 31, 2008, our third party trade receivables outstanding were $31,162,508, which accounted for approximately 48.7% of our total assets during such period."

In addition, we have expanded this risk factor to discuss the payment delays of our creditors, the "procrastinated payments" of some of our large customers and how we have been affected by these events, consistent with the disclosure of such matters on page 35 of the prospectus.

Regulatory Risk

We may be exposed to potential risk relating to our internal controls over financial reporting . . . , page 12

6.

You explain that a report from your management on the effectiveness of your internal controls over financial reporting is "...included under Item 9A of this Annual Report on Form 10-K." As this is not an annual report on Form 10-K, and no such report is included, please revise as necessary.

We have deleted from the above-mentioned risk factor on page 11 of the prospectus any references to an annual report and to the inclusion of a report from management.

Selected Quarterly Financial Information, page 22

7.

In the introductory paragraph preceding the tables, you explain that "The following tables set forth certain unaudited financial information for each of the eight quarters ended December 31, 2006 and the first, second and third quarters through September 30, 2007." However, we note that within the tables, you present information for the twelve quarters ended December 31, 2007. Please modify this statement to correspond to the actual periods presented in the table.

We have revised the introductory paragraph preceding such tables to state as follows:

"The following table sets forth certain unaudited financial information for each of the twelve quarters ended December 31, 2005, 2006, and 2007."

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 23

8.

We note your response to our prior comment 9 and reissue it in part. Supplementally, provide us with copies of documentation from independent third parties that supports the following claims, marked to show where in the document the support can be found, or else remove the claims from the prospectus:

  that your MREs are a "favorable choice" of the army;

  that your steamed chestnut in shell product was called "the revolution of traditional cooking method of chestnut" in Japan;

  that some initial research indicates that the extracted sugar from a chestnut’s inner skin is effective in preventing diabetes; and

  that the chestnut market is a $2.1 billion industry worldwide and a $800 million industry in China.

We have deleted such claims from the prospectus.

9.

We note your statement that by ameliorating the traditional cooking method you produce high value-added processed chestnut products such as Steamed Chestnut in Shell, Sweet Heart Chestnut, chestnut in syrup and "so on." Explain what you mean by the phrase "so on," or else remove it.

We have deleted the phrase "and so on."

10.

Explain further your statement that "[m]any varieties are not replicable by our Chinese industrial peels."

We have deleted such statement from the prospectus.

Results of Operations

Year ended December 31, 2006 Compared to Year ended December 31, 2005, page 30

11.

We note your response to our prior comment 11 and reissue it in part. When you attribute a change to more than one factor, quantify each factor’s contribution. For example, we note that the increase in net revenue for the year ended December 31, 2007 was "mainly attributable" to increased market demand for your products domestically. To the extent practicable, quantify this factor’s contribution. Discuss the other factors that led to an increase in your net revenues.

We have no further information on a quantitative demand breakdown for our products.

Liquidity and Capital Resources

General, page 31

12.

We note your response to our prior comment 12 and reissue it in part. You state that you expect to complete a debt financing in 2008 and raise $40 million. However, the uses of the proceeds exceed $40 million. Explain how you will fund the remaining uses. Provide the timing for the completion of the activities you list. We also note that on page 45 you indicate that by the end of 2008 you plan to increase total storage capacity to 25,450 metric tons. State the cost of this expansion and how you will pay for it. Finally, you state that you have cash and cash equivalents of $879 million.

Please advise.

Although we have engaged a placement agent to assist us in raising additional financing, the terms and timing of such financing, however, if obtained, are currently uncertain. Consequently, we have deleted references to the dollar value of the anticipated financing and of the use of proceeds outlined in the prospectus and have stated that the timing for the completion of such activities depends on whether we obtain adequate financing, and in the event that we do obtain adequate financing, on the timing of such financing.

We have revised the disclosure on page 48 of the prospectus as follows: "...by the end of 2008, we expect that our total storage capacity will reach 25,450 metric tons. This expansion will cost about US $2.5 million and will be funded by loans from commercial banks."

We have modified the statement regarding cash and cash equivalents to read: "As of December 31, 2007, we had cash and cash equivalents (including restricted cash) of $6.77 million."

13.

We note your response to our prior comment 13. We note that all of your outstanding debt has matured or will mature by the end of 2008. Explain whether you intend to refinance this debt and if so, the anticipated terms of any refinancing.

As we have disclosed on page 37 of the prospectus, all of our outstanding debt listed in the table on pages 36-37 of the prospectus whose maturity dates are prior to August 5, 2008 have either been repaid or have been extended by the lending banks for either 6 months or 1 year. We expect that any additional debt that will mature prior to the end of 2008 will likewise either be repaid or extended by the lending banks.

14.

On several occasions throughout your explanation of changes in cash flows from year to year, and within your table, we note inconsistencies between cash flows provided by, or (used in) activities. For example, within operating activities you state that "Net cash used in operating activities was $3.6 million for 2007". However, the table presents cash flows provided by operating activities for 2007 of $3.6 million. Please review your disclosures and modify as necessary to be consistent.

We also note that when you discuss the change in cash flows from year to year, the amount of the change does not appear to reconcile to your statements of cash flows. For example, within operating activities, you explain that from 2006 to 2007 there was a decrease of $4.4 million in cash flows from operating activities. However, we note the decrease was actually $11.6 million; from cash provided by operating activities of $8.0 million in 2006, to cash used in operating activities of $3.6 million for 2007. Please review your disclosures and modify as necessary.

We have modified the disclosure in this section as necessary to accurately reflect the information in the financial statements.

Loan Facilities, page 32

15.

We note your table presents amounts and maturity dates of loans as of March 31, 2008. We note your reference to footnote one which explains that the loans identified were disbursed under a special aid development program and are not considered to be in default. However, we note several other loans that have stated maturity dates prior to March 31, 2008. Please tell us and disclose if these loans are considered to be in default.

We have revised the table on pages 36-37 of the prospectus to reflect amounts and maturity dates of loans as of December 31, 2007, consistent with the rest of the disclosure in this subsection. In addition, we have added footnotes to such table in order to clarify the status of any other loans whose stated maturity dates were prior to December 31, 2007. The revised table and footnotes are consistent with the disclosure in our Annual Report on Form 10-K for the fiscal year ended December 31, 2007.

In addition, we have provided a table on pages 33-34 of the prospectus to reflect amounts and maturity dates of loans as of March 31, 2008. Immediately following such table we disclose the following: "As shown in the above table, we have $0.028 million in loans maturing on or before the end of March 31, 2008." This disclosure is consistent with the disclosure in our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2008.

16.

We note your disclosure that "As shown in the above table, we have $216 million in loans maturing on or before the end of March 31, 2008." This statement does not appear to be consistent with the stated maturities presented in the table. Please revise as necessary to be consistent.

We have revised this statement on page 37 of the prospectus as follows: "As shown in the table above, as of December 31, 2007 we had $24.08 million in loans set to mature on or before December 31, 2008." In addition, as indicated in our response to your comment 15, on page 34 of the prospectus we disclose the following: "As shown in the above table, we have $0.028 million in loans maturing on or before the end of March 31, 2008."

Corporate Structure and History

Acquisition of Lorain Holding and Related Equity Financing transaction, page 37

17.

We note your responses to our prior comments 15 and 16. Please put your responses in the prospectus.

We have added our prior responses to page 41 of the prospectus.

Intellectual Property

Patents, page 51

18.

We note your response to our prior comment 17. Please put your response in the prospectus.

We have added our prior responses to pages 53-54 of the prospectus.

Executive Compensation

Elements of Compensation

Base Salary, page 56

19.

We note your responses to our prior comments 18 and 19. Please put your responses in the prospectus.

We have revised our prior responses and provided them on pages 60-62 of the prospectus.

20.

You state that 45% of base salary is based on an individual’s performance. Please state in the prospectus the performance goals for each officer and whether each one achieved such goals.

We have provided the performance goals for each officer and whether each officer achieved such goals on pages 61-62 of the prospectus.

Employment Agreements, page 58

21.

We note your response to our prior comment 20 and reissue it. In addition, there appears to be a discrepancy between the RMB salary amounts you show on page 56 and the amounts in this section. Please advise.

We have provided the salary for each executive officer in U.S. dollars. In addition, we have made the disclosure of the RMB salary amounts in this section consistent with the RMB salary amounts on page 59 of the prospectus.

Certain Relationships and Related Transactions page 59

22.

We note your response to our prior comment 21. Describe the material terms of the August 2006 acquisition, including the nature of the interests bought, the price paid and how it was determined, who approved the terms of the transaction and whether it was on terms obtainable from a third party. File as exhibits all documentation related to such purchase.

We have disclosed the material terms of the August 2006 acquisition on page 66 of the prospectus. All related documentation will be attached as exhibits 10.17, 10.18, 10.19 and 10.20 in an amendment to the prospectus, as indicated in the exhibit index of the registration statement.

23.

For each other transaction, state whether it was on terms obtainable from third parties.

We did not have an independent party look into whether these terms were obtainable from third parties, which we have disclosed on page 66 of the prospectus.

24.

State whether you have a written conflicts of interest policy. If so, describe its material terms. If not, provide a risk factor to investors regarding the lack of such a policy.

We have disclosed the material terms of our written conflict of interest policy on page 66 of the prospectus.

Financial Statements

General

25.

In response to comment four from our letter dated March 18, 2008 you provided a condensed balance sheet as of December 31, 2007 and 2006 for American Lorain (formerly Millennium Quest) to comply with the requirements of Rule 5-04 of Regulation S-X. Please note that Schedule I of Rule 5-04 refers to the requirements provided in Rule 12-04 of Regulation S-X. Rule 12-04 of Regulation S-X requires you to provide condensed financial information as to financial position, cash flows and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required, and requires disclosures regarding material contingencies, long-term obligations and guarantees.

Such schedule should be audited, and included within your independent auditors report on your consolidated financial statements, and is generally presented subsequent to the notes to the financial statements so as to not be confusing or misleading to users of the financial statements. Please contact us at the numbers listed at the end of this letter if you have questions regarding the requirements of Schedule I of Rule 5-04.

We have presented the cash flows and results of operation of the holding company, American Lorain (formerly Millennium Quest), as well as the auditors’ report, on pages F-3 through F-8 of the prospectus for the same dates and periods for which audited consolidated financial statements are required (specifically, as of the years ended December 31, 2007, 2006 and 2005). The holding company, American Lorain (formerly Millennium Quest), has no material contingencies, long-term obligations or guarantees.

Notes to Financial Statements

Note 2 - Summary of Significant Accounting Policies

(b) Principles of Consolidation, page F-9

26.

Immediately preceding your table of consolidating subsidiaries, you state "As of December 31, 2006, the detailed identities of the consolidating subsidiaries are as follows:" Please revise your table to be as of December 31, 2007.

We have revised the date of the table to December 31, 2007.

(q) Retirement Benefits, page F-12

27.

You state that your contributions under defined contribution retirement plans are "...charged to the pro forma consolidated statement of income as incurred." Please explain why you charge these costs to the pro forma consolidated statement of income.

We have revised this sentence as follows: "...charged to the consolidated statement of income as incurred."

(v) Earnings per Share, page F-13

28.

You state that "During the years ended 2007, 2006, and 2005 no dilutive potential ordinary shares were issued." Please tell us why there is a difference between the number of weighted average shares outstanding used in the calculation of basic and diluted earnings per share for 2007, as presented on your Consolidated Statements of income, on page F-4.

We have revised the last sentence of this note to read:

"During the years 2006 and 2005, there were no dilutive or potential dilutive shares; accordingly, the weighted average of shares outstanding both on a Basic and Diluted basis was 17,932,778. However, in May 2007, shares were issued to private placement investors, and warrants were issued to the placement agent advising on the transaction; as a result, the Basic and Diluted weighted average shares outstanding were 22,554,210 and 23,177,268, respectively."

Exhibit 15

29.

In response to prior comment 29, you provided a revised acknowledgement letter from your independent public accounting firm that refers to the proper date of the auditors report for the three and nine months ended September 30, 2007. However, financial statements for such period are no longer included in the document; therefore an acknowledgement letter covering such period does not appear to be required with respect to the report for the interim periods ended September 30, 2007... Please refer to Item 601(b)(15) of Regulation S-K for additional guidance.

We have removed the auditor’s acknowledgement letter covering the report for the three and nine months ended September 30, 2007.

Exhibit 23.3

30.

The consent from your independent public accounting firm consents to inclusion in your registration statement of their reports dated October 21, 2007, March 1, 2007, and February 26, 2008. It is not clear why your independent public accounting firm has consented to use of their reports dated October 21, 2007 and March 1, 2007. Please provide a consent that specifically addresses the audit reports that are included in your most recent registration statement.

Our independent public accounting firm has issued a letter of consent to the inclusion in our registration statement of their audit report dated February 26, 2008 and their review report dated April 30, 2008.

Exhibits 5.1 and 5.2

31.

The opinions of counsel that you have filed are limited to Delaware General Corporation law. Counsel must also opine on applicable Delaware judicial opinions. Obtain and re-file revised opinions of counsel that are not so limited.

Pursuant to the SEC Division of Corporate Finance’s November 2000 Current Issues and Rulemaking Projects outline, we hereby confirm that we concur with the Staff’s understanding that the reference and limitation to the "General Corporation Law of the State of Delaware" includes the statutory provisions and also all applicable provisions of the Delaware Constitution and all reported judicial decisions interpreting those laws. Accordingly, no revision has been made to the legal opinions in response to this comment.

If you have any questions, please do not hesitate to contact Abbe L. Dienstag, Esq. of Kramer Levin Naftalis & Frankel LLP, outside counsel to the Company, at (212) 715-9280.

Very truly yours,

By: /s/ Si Chen
Name: Si Chen
Title: Chief Executive Officer

cc:

Abbe Dienstag, Esq.
Bill Huo, Esq.